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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67828

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/18___ AND ENDING ___12/31/18___
        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

View Partners Capital LLC

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Madison Avenue
(No. and Street)

New York   NY   10022
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel   (212) 509-7800
                                        (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name - if individual, state last, first, middle name)

1411 Broadway. 23rd Floor   New York   NY   10018
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
 must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-
5(e)(2).SEC 1410 (3-91)

View Partners Capital LLC

Statement of Financial Condition
December 31, 2018

View Partners Capital LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm.
[x]   Facing Page.
[x]   Statement of Financial Condition.
[ ]   Statement of Operations.
[ ]   Statement of Changes in Member's Equity.
[ ]   Statement of Cash Flows.
[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
         under the Securities Exchange Act of 1934.
[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers
         Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   Information Relating to the Possession or Control Requirements for Brokers and
         Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable)
[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital
         Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
         Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial
         Condition With Respect to Methods of Consolidation (not applicable).
[x]   An Affirmation.
[ ]   A copy of the SIPC Supplemental Report.
[ ]   Statement of Exemption from Rule 15c3-3
[ ]   Independent Accountants' Report on Statement of Exemption from Rule 15c3-3.

** **   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



AFFIRMATION

I, Ruslan Chilov, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to View Partners Capital LLC for the year ended December 31, 2018, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Ruslan V Chilov

Signature

Managing Director

Title

Matthew Pollakusky

Notary Public

MATTHEW A POLLAKUSKY
Notary Public - State of New York
NO. 01PO6230971
Qualified in Nassau County
My Commission Expires Nov 15, 2022

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
View Partners Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of View Partners Capital LLC (the "Company"), as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

February 12, 2019

View Partners Capital LLC

Statement of Financial Condition
December 31, 2018

Assets

Cash	$ 273,774
Other assets	1,956
Total assets	$ 275,730

Liabilities and Member's Equity

Deferred revenue	$ 83,333
Accounts payable and accrued liabilities	6,524
Total liabilities	89,857
Member's equity	185,873
Total liabilities and member's equity	$ 275,730

The accompanying notes are an integral part of this financial statement.

1. **Nature of Operations**

    View Partners Capital LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

    The Company engages in investment banking services, such as private placement of securities and merger and acquisition advisory services for corporate customers. The Company's sole member is View Partners LLC.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    This financial statement were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

    Revenue Recognition
    Effective January 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

    The Company provides financing and mergers and acquisitions advisory services. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Additionally, revenue is recognized once the fee is determinable and collection of the related receivable is reasonably assured. Expenses directly associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. Retainers and other fees received from customers prior to recognizing revenue are reflected as deferred revenue on the accompanying Statement of Financial Condition.

2. **Summary of Significant Accounting Policies (continued)**

   Revenue Recognition (continued)
   The Company receives non-refundable advisory fees from customers that exceed revenue earned, resulting in contract liabilities.

   The beginning and ending balance of receivables, contract assets, and contract liabilities are presented below:

	Receivables		Contract Assets		Contract Liabilities
Balance, January 1, 2018	$	-	$	-	$ 100,000
Balance, December 31, 2018	$	-	$	-	$ 83,333

   Revenue recognized during the period that was included in contract liabilities at the beginning of the period was approximately $25,000.

   Income Taxes
   The Company is a single member limited liability company and treated as a disregarded entity for income tax reporting purposes. As such, income or loss of the Company, in general, is allocated to the member for inclusion in its income tax return. Accordingly, the Company has not provided for federal, state or local income taxes.

   As of December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3. **Regulatory Requirements**

   The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of approximately $184,000 which exceeded the required net capital by approximately $178,000.

   The Company does not handle cash or securities of customers. Accordingly, it is not affected by SEC Rule 15c3-3.

View Partners Capital LLC

Notes to Financial Statements
December 31, 2018

4. Commitments

The Company has a month-to-month lease with its landlord and occupies office space pursuant to a cancelable lease agreement. The lease may be cancelled if either party gives two month's written notice of its intent to terminate, otherwise it renews at a rate of $2,000 per month plus pro-rata building escalation charges.

5. Off-balance sheet risk and concentration of credit risk

The Company maintains its cash balances at one financial institution and, at times could exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

6. Adjustment for New Accounting Pronouncement

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, Revenue from Contracts with Customers which creates a new Topic, Accounting Standards Codification (Topic 606). The core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services.

On January 1, 2018, the Company elected to adopt the Topic 606 using the modified retrospective method. Retainers and other fees received from customers prior to recognizing revenue, at December 31, 2017, are reflected as a cumulative effect adjustment, in the amount of $91,667, to both Member's equity and Deferred revenue at January 1, 2018.

7. New Accounting Pronouncements

Effective January 1, 2019, any operating leases will be subject to ASU 2016-02 which calls for the right to use lease assets and the present value of future lease payments to be reflected on the Company's Statement of Financial Condition. While this will increase the amounts reflected in that statement, the Company does not expect that this change in generally accepted accounting principles will have any material effect on its overall financial condition, its operations or its regulatory compliance based on the short-term nature of its leasing arrangements.

8. Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued. Based on this evaluation, the Company has determined that no further subsequent events have occurred which require disclosure through the date that these financial statements were issued.